Exhibit 99.1

News Release

May 9, 2024

TELUS reports operational and financial results for first quarter 2024

Total Mobile and Fixed customer growth of 209,000, up 46,000 over last year, and our strongest first quarter on record, driven by strong demand for our leading portfolio of Mobility and Fixed services

Robust Mobile Phone net additions of 45,000 and record first quarter Connected Device net additions of 101,000; industry-leading postpaid mobile phone churn of 0.91 per cent

Record first quarter Fixed customer net additions of 63,000, including 30,000 internet customer additions, driven by TELUS’ PureFibre network and leading portfolio of bundled services across Mobile and Home

Industry-leading customer growth enabling Mobile Network Revenue and Fixed Data Services Revenue growth of 2.9 per cent and 2.7 per cent, respectively; TTech Adjusted EBITDA growth of 4.1 per cent and strong margin expansion of 160 basis points to 39.4 per cent reflecting cost savings from ongoing efficiency programs

Quarterly dividend raised to $0.3891, an increase of 7.0 per cent over the same period last year and our twenty-sixth increase since May 2011, representing a yield of approximately 7.0 per cent; Leading dividend growth program supported by Adjusted EBITDA growth outlook and strong annual free cash flow expansion

Reiterating our 2024 Financial Targets including TTech Operating Revenues and Adjusted EBITDA growth of 2 to 4 per cent and 5.5 to 7.5 per cent, respectively, Consolidated Capital Expenditures of approximately $2.6 billion and Free Cash Flow of approximately $2.3 billion

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the first quarter of 2024. Consolidated operating revenues and other income decreased by 0.6 per cent over the same period a year ago to $4.9 billion. This decline was driven by lower service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). Within TTech, higher mobile network, residential internet and security revenues, largely driven by subscriber growth, as well as growth in managed, unmanaged and other fixed data services to new and existing business customers was offset by declines in TV and fixed legacy voice services revenues due to technological substitution. The decline in DLCX operating revenues resulted from lower external revenues in the DLCX segment across most of its industry verticals. See First Quarter 2024 Operating Highlights within this news release for a discussion on TTech and DLCX results.

"In the first quarter, our team once again delivered against our differentiated growth strategy, leveraging our superior asset portfolio, consistent execution track record and proactive cost efficiency initiatives to deliver industry-leading customer additions and solid financial results against the backdrop of a dynamic operating environment,” said Darren Entwistle, President and CEO. “Our robust performance is underpinned by our strategic focus on margin accretive customer growth, globally leading broadband networks and customer-centric culture, which enabled our strongest first quarter on record, with total customer net additions of 209,000, up 28 per cent, year-over-year. This included strong mobile phone net additions of 45,000, and record first quarter customer additions for both connected devices of 101,000 and total fixed net additions of 63,000. TELUS’ industry-leading growth reflects the consistent potency of our operational execution, and our unmatched bundled product offerings across Mobile and Home. Our team’s passion for delivering customer service excellence contributed to continued leading loyalty across our key product lines. Notably, postpaid mobile phone churn was 0.91 per cent, as we begin the 11th consecutive year below the one per cent level.”

“Within our global businesses, today, TELUS International (TI) also reported its first quarter results, delivering robust profitability and cash flows amidst what remains a challenging global macroeconomic operating environment, resulting in a difficult prior year comparable. Despite the near-term top line challenges, our TI team has executed against significant cost efficiency programs over the past ten months, positioning the business to achieve further EBITDA growth and incremental margin expansion, along with strong cash flow generation, as we move through the course of the year. We remain highly confident in TI’s strategy and investment thesis, which is amplified by meaningful opportunities in respect of digital transformation – particularly with generative AI adoption – and the continuing critical importance of differentiated digital customer experience solutions in the market, creating a vibrant tailwind for TI’s medium- and long-term growth and profitability. In TELUS Health, we achieved first quarter revenues of $420 million, alongside 28 per cent EBITDA contribution growth. This was supported by the achievement of $251 million in combined annualized synergies, towards our overall objective of $427 million by the end of 2025. Furthermore, we drove a seven per cent year-over-year increase in our global lives covered to nearly 72 million. We continue to make strong progress scaling TELUS Health and TELUS Agriculture & Consumer Goods, where we remain focused on accelerating the significant growth profile these differentiated global businesses represent by leveraging the expertise, experience, and high-performance culture and talent of our entire team, inclusive of leveraging significant cross-sell synergies across all lines of our business.”

“The record customer growth we continue to report is underpinned by our dedicated team who are passionate about delivering superior service offerings and digital capabilities, over our world-leading wireless and PureFibre broadband networks. In addition to driving extensive socio-economic benefits for Canadians in communities from coast-to-coast, for decades to come, the significant broadband network investments we have made enable the continued advancement of our financial and operational performance, and the long-term sustainability of our industry-leading dividend growth program. Today, we are announcing a seven per cent dividend increase, reflecting our unwavering commitment to delivering superior value to our shareholders. Furthermore, it builds on our consistent track record of delivering on our multi-year dividend growth program established in 2011, and most recently extended through 2025, targeting annual growth in the range of seven to 10 per cent. Today’s increase represents our 26th over the last 14 years and reflects our unwavering confidence in delivering leading operational and financial results on a sustained basis. Importantly, our strong outlook includes our expectations for continued free cash flow expansion in the years ahead, driven by ongoing strong EBITDA growth and moderating capital expenditure intensity, further supporting the long-term sustainability and quality of our dividend growth program.”

“Reflecting our team’s long-standing belief in the synergistic relationship between doing well in business and doing good in our communities, May marks the official kick-off of our 19th annual TELUS Days of Giving,” continued Darren. “This year, with the support of our extended TELUS family, I have every confidence that we will exceed our goal of inspiring 80,000 volunteers supporting positive outcomes in communities across the 32 countries in which we operate. It is thanks to this unparalleled level of caring and commitment that our team members and retirees, globally, have contributed 2.2 million days of giving since 2000 – more than any other company on the planet.”

Doug French, Executive Vice-president and CFO said, “In the first quarter of 2024, our team navigated a highly competitive environment across mobility and fixed to deliver healthy operational and financial results. Within our global businesses, investments in our channel and distribution strength is starting to pay dividends with good momentum on increased sales, however, in the short term, the challenging macroeconomic climate continues to elongate sales cycles, impacting top line growth. We expect to see this steadily improve over the coming quarters. Despite the revenue pressures however, we delivered robust consolidated Adjusted EBITDA growth of 4.3 per cent and strong consolidated margin expansion of 170 basis points year over year to 37.6 per cent. Furthermore, within our TTech segment, Adjusted EBITDA was higher by 4.1 per cent and margin of 39.4 per cent improved by 160 basis points over the same period a year ago. This strong performance reflects our unrelenting focus on efficiency and effectiveness to drive significant cost reductions on a permanent basis. As we move through the rest of the year, we remain focused on driving towards achieving our financial targets for 2024, which we reiterated today.”

“During the first quarter, our team advanced our leadership position in sustainability, issuing our sixth sustainability-linked bond (SLB), linking our financing to the achievement of ambitious environmental targets,” added Doug. “Furthermore, our latest SLB offering affirms TELUS as having the largest SLB program in the Canadian fixed income market and reinforces our sustainability commitments as a global leader in ESG. At the end of the quarter, our average cost of long-term debt was 4.37 per cent, our average term to maturity of long-term debt is nearly 11 years and our net debt to EBITDA ratio was 3.78 times. As we progress through 2024 and into future years, we anticipate our leverage ratio to improve as we work back towards our target ratio.”

“Our leading growth profile, and robust balance sheet position, support our well-established dividend growth program. Our commitment to deliver on this program is underpinned by our confidence in executing our growth strategy and generating meaningful free cash flow on a sustained basis from our leading EBITDA growth profile and low capital intensity. This is balanced against other capital allocation priorities, including ongoing strategic investments along with maintaining a strong balance sheet to provide us ample flexibility to further support our growth ambitions and shareholder capital returns,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $140 million was down 38 per cent and Basic earnings per share (EPS) of $0.09 decreased by 40 per cent. These decreases were driven by the impacts from: (i) higher depreciation and amortization from network leases and increased real estate rationalization; increases related to the addition of capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; successful internet, TV and security subscriber loading; and investments in our fibre-optic technology to support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network; (ii) higher financing costs reflecting an increase in average long-term debt balances outstanding, attributable in part to business acquisitions, an increase in the effective interest rate and an increase in unrealized changes in virtual power purchase agreements forward element which represent the estimated unrealized amounts recorded from our virtual power purchase agreements (VPPAs) with renewable energy projects as of March 31, 2024; and (iii) higher restructuring and other costs, primarily related to cost efficiency and effectiveness programs, including workforce reductions, real estate rationalization, and personnel-related restructuring and other costs that were recorded in the prior year. As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $390 million increased by 1.0 per cent over the same period last year, while adjusted basic EPS of $0.26 was down 3.7 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 1.1 per cent to more than $1.6 billion and Adjusted EBITDA increased by 4.3 per cent to approximately $1.9 billion. The growth in Adjusted EBITDA reflects: (i) broad-based cost reduction efforts across both the TTech and DLCX segments, including workforce reductions, synergies achieved between LifeWorks® and our legacy Health business, and an increase in TTech outsourcing to DLCX resulting in competitive benefits given the lower cost structure in DLCX, as well as savings in marketing, discretionary and administrative costs; (ii) higher mobile network, residential internet and security revenues, largely driven by subscriber growth; (iii) higher net gains in other income; and (iv) growth in managed, unmanaged and other fixed data services to new and existing business customers. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) merit-based compensation increases; (iii) labour cost imbalances arising from reductions in service volume demand in the DLCX segment; (iv) declining TV and fixed legacy voice margins; (v) lower mobile equipment margins; (vi) lower health and agriculture and consumer goods revenues from increased client churn; (vii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, and cloud usage costs; and (viii) higher bad debt expense.

In the first quarter, we added 209,000 net customer additions, up 46,000 over the same period last year, and inclusive of 45,000 mobile phones and 101,000 connected devices, in addition to 30,000 internet, 19,000 TV and 22,000 security customer connections. This was partly offset by residential voice losses of 8,000. Our total TTech subscriber base of approximately 19.2 million is up 6.8 per cent over the last twelve months, reflecting a 4.7 per cent increase in our mobile phones subscriber base to over 9.8 million, and a 23 per cent increase in our connected devices subscriber base to more than 3.2 million. Additionally, our internet connections grew by 5.5 per cent over the last twelve months to approximately 2.7 million customer connections, our TV customer base stands at 1.3 customers, and our security subscriber base increased by 7.8 per cent to approximately 1.1 million customers. Lastly, our residential voice subscriber base declined slightly by 2.8 per cent to approximately 1.1 million.

In health services, as of the end of the first quarter of 2024, virtual care members were 5.9 million and healthcare lives covered were 71.7 million, up 14 per cent and 7.0 per cent over the past twelve months, respectively. Digital health transactions in the first quarter of 2024 were 159.0 million, up 6.8 per cent over the first quarter of 2023.

Cash provided by operating activities of $950 million increased by $189 million in the first quarter of 2024 and free cash flow of $396 million decreased by $139 million compared to the same period a year ago. Consistent with our internal plan, the decrease in free cash flow was driven by increased restructuring and other costs disbursements, net of expense and increased interest paid, partly offset by lower income taxes paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

Consolidated capital expenditures of $725 million, including $14 million for real estate development, increased by 1.7 per cent in the first quarter of 2024. TTech real estate development capital expenditures increased by $9 million in the first quarter of 2024 due to an increase in capital investment to support construction of multi-year development projects, including TELUS OceanTM and other commercial buildings in British Columbia. DLCX capital expenditures increased by $6 million in the first quarter of 2024, primarily driven by expansion in our Asia-Pacific and Central America and others regions (notably Africa), and software investments in our managed digital solutions business. As at March 31, 2024, our 5G network covered approximately 31.8 million Canadians, representing approximately 86 per cent of the population, and more than 3.2 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	4,866	4,925	(1.2)
Operating revenues and other income	4,932	4,964	(0.6)
Total operating expenses	4,357	4,365	(0.2)
Net income	140	224	(37.5)
Net income attributable to common shares	127	217	(41.5)
Adjusted Net income(1)	390	386	1.0
Basic EPS ($)	0.09	0.15	(40.0)
Adjusted basic EPS(1) ($)	0.26	0.27	(3.7)
EBITDA(1)	1,638	1,621	1.1
Adjusted EBITDA(1)	1,856	1,779	4.3
Capital expenditures(2)	725	713	1.7
Cash provided by operating activities	950	761	24.8
Free cash flow(1)	396	535	(26.0)
Total telecom subscriber connections(3) (thousands)	19,168	17,953	6.8
Healthcare lives covered(4) (millions)	71.7	67.0	7.0

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV® product.

First Quarter 2024 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) increased by $15 million or 0.4 per cent in the first quarter of 2024, primarily reflecting increases in mobile network revenue and fixed data services revenues, as described below. Decreases in mobile equipment and other service revenues, fixed voice services revenues, fixed equipment and other service revenues, health services and agriculture and consumer goods services were partial offsets.

•	TTech EBITDA decreased by $2 million or 0.1 per cent in the first quarter of 2024, while TTech Adjusted EBITDA increased by $66 million or 4.1 per cent, reflecting: (i) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy Health business, and increase in TTech outsourcing to DLCX resulting in competitive benefits given the lower cost structure in DLCX, as well as savings in marketing, discretionary and administrative costs; (ii) higher mobile network, residential internet and security revenues, largely driven by subscriber growth; and (iii) growth in managed, unmanaged and other fixed data services to new and existing business customers. These factors were partially offset by: (i) lower mobile phone ARPU (ii) merit-based compensation increases; (iii) a decline in TV and legacy voice margins driven by technological substitution; (iv) lower equipment margins; (v) lower gains in other income; (vi) lower health and agriculture and consumer goods revenues from increased client churn; (vii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, and cloud usage costs; and (viii) higher bad debt expense.

Mobile products and services

•	Mobile network revenue increased by $49 million or 2.9 per cent in the first quarter of 2024, largely due to growth in our mobile phone and connected device subscriber base, as well as roaming revenue growth. These impacts were partly offset by the impact of lower prices in base rate plans and a decline in overage revenues.

•	Mobile equipment and other service revenues decreased by $36 million or 7.0 per cent in the first quarter of 2024, due to a reduction in contracted volumes attributable to our efforts to match only on economical offers due to the aggressive promotional activity in addition to the growing number of customers taking advantage of bring your own device plan offerings. These were partly offset by the impact of higher-value smartphones in the sales mix.

•	TTech mobile products and services direct contribution increased by $13 million or 0.8 per cent in the first quarter of 2024, largely reflecting mobile subscriber growth and higher roaming margins associated with rising international travel volumes. These were partly offset by the impact of lower prices in base rate plans and a decline in overage revenues, lower equipment margin contribution from lower contracted volume and increased competitor-driven discounting and higher amortization of commissions attributable to rising retail traffic in prior periods.

•	Mobile phone ARPU was $59.31 in the first quarter of 2024, a decrease of $1.07 or 1.8 per cent, attributable to the adoption of base rate plans with lower prices in response to more aggressive marketing and promotional activities targeting both new and existing customers, which began to intensify in the second quarter of 2023 and have continued through the first quarter of 2024, and a decline in overage revenues. These factors were partly offset by higher roaming revenues as a result of increased travel.

•	Mobile phone gross additions were 376,000 in the first quarter of 2024, an increase of 76,000, driven by growth in postpaid gross additions in response to ongoing aggressive promotional activity, as discussed above, and growth in the Canadian population.

•	Mobile phone net additions were 45,000 in the first quarter of 2024, a decrease of 2,000, reflecting a higher mobile phone churn rate, as described below, partially offset by higher mobile phone gross additions.

•	Our mobile phone churn rate was 1.13 per cent in the first quarter of 2024, compared to 0.90 per cent in the first quarter of 2023, largely as a result of customer switching decisions in response to more aggressive marketing and promotional activities, as discussed above. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, along with successful promotions and bundled offerings.

•	Connected device net additions were 101,000 in the first quarter of 2024, an increase of 43,000, attributable to growth in IoT connections from customers in the transportation, smart buildings and healthcare industries.

Fixed products and services

•	Fixed data services revenues increased by $31 million or 2.7 per cent in the first quarter of 2024, driven by an increase in our internet, security and TV subscribers and growth in managed, unmanaged and other services to new and existing business customers. Our revenue per internet customer remained consistent with the prior year, while fixed data services growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.

•	Fixed voice services revenues decreased by $13 million or 6.8 per cent in the first quarter of 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, our retention efforts and the migration from legacy to IP services offerings.

•	Fixed equipment and other service revenues decreased by $11 million or 8.6 per cent in the first quarter of 2024, largely due to a reduction in business premises equipment sales, as equipment sales tend to be more one-time in nature, and in the first quarter of 2023, there were more hardware sales related to one large contract.

•	TTech fixed products and services direct contribution increased by $7 million or 0.5 per cent in the first quarter of 2024, reflecting increased internet, business data and security margins, driven by subscriber growth. These were partly offset by declines in TV and legacy voice margins attributable to technological substitution, as well as lower health and agriculture revenues driven by customer churn.

•	Internet net additions were 30,000 in the first quarter of 2024, a decrease of 5,000, attributable to a higher churn rate due to macroeconomic and competitive pressures that have continued to impact consumer purchasing decisions, partly offset by our success in driving strong gross additions in both the consumer and business markets through diversified product offerings.

•	TV net additions were 19,000 in the first quarter of 2024, an increase of 10,000, attributable to our diverse offerings catered towards the changing needs of our consumers, partly offset by a higher churn rate due to the same factors impacting internet net additions.

•	Security net additions were 22,000 in the first quarter of 2024, consistent with the prior year, attributable to offsetting dynamics of higher demand for our bundled offerings and diverse suite of products and services, and a higher churn rate due to the same factors impacting internet net additions.

•	Residential voice net losses were 8,000 in the first quarter of 2024, consistent with the prior year.

Health services

•	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

•	Health services revenues decreased by $3 million or 0.7 per cent in the first quarter of 2024, driven by customer churn outpacing the growth of new clients, partly offset by an increase in pharmacy management software revenue and virtual pharmacy sales.

•	At the end of the first quarter of 2024, 5.9 million members were enrolled in our virtual care services, an increase of 0.7 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

•	At the end of the first quarter of 2024, our healthcare programs covered 71.7 million lives, an increase of 4.7 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.

•	Digital health transactions totalled 159.0 million in the first quarter of 2024, an increase of 10.1 million, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Agriculture and consumer goods services

•	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.

•	Agriculture and consumer goods services revenues decreased by $2 million or 2.4 per cent, reflecting transient headwinds and macroeconomic challenges and an increase of customer churn in our program management offerings for agricultural input manufacturers. These impacts were partly offset by further diversifying our agriculture and consumer goods solutions and growth in our animal agriculture pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the first quarter of 2024 compared to the first quarter of 2023, the exchange rate of the Canadian dollar against the U.S. dollar was consistent.

Digitally-led customer experiences – TELUS International (DLCX)

•	DLCX operating revenues (arising from contracts with customers) decreased by $74 million or 9.8 per cent in the first quarter of 2024. The decrease was primarily attributable to lower revenues from a leading social media client and a reduction in revenue in other industry verticals, notably in eCommerce and fintech and travel and hospitality reflecting macroeconomic conditions, which were partially offset by growth in services provided to existing clients, including Google, as well as new clients added since the same period in the prior year. Changes in foreign currency exchange rates did not materially impact our DLCX revenue growth. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

•	Revenue from our tech and games industry vertical decreased by $14 million or 3.6 per cent in the first quarter of 2024, primarily due to lower revenue from a leading social media client, partially offset by growth in revenue from Google and other clients within this industry vertical.

•	Revenue from our communications and media industry vertical increased by $9 million or 4.3 per cent in the first quarter of 2024, driven primarily by more services provided to our TTech segment, partially offset by lower service revenue from certain other telecommunication clients.

•	Revenue from our eCommerce and fintech industry vertical decreased by $15 million or 14 per cent in the first quarter of 2024, due to lower service volume demand from a large eCommerce client as well as certain fintech clients.

•	Revenue from our healthcare industry vertical increased by $12 million or 22 per cent in the first quarter of 2024, primarily due to additional services provided to the healthcare business unit of our TTech segment.

•	Revenue from our banking, financial services and insurance industry vertical decreased by $11 million or 18 per cent in the first quarter of 2024, primarily due to lower service volume demand from a global financial institution client.

•	All other verticals decreased by $24 million or 21 per cent in the first quarter of 2024 due to lower revenue across various client accounts notably in the travel and hospitality industry vertical.

•	DLCX EBITDA increased by $29 million or 17 per cent in the first quarter of 2024 while DLCX Adjusted EBITDA increased by $21 million or 11 per cent for the same period. The increases in EBITDA and Adjusted EBITDA was primarily due to other income arising from the revaluation of our provisions for written put options, and lower share-based compensation expenses, which were partially offset by lower revenue.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting more than $605 million in the first quarter of 2024 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $36 billion in these taxes.

•	Investing $725 million in capital expenditures primarily in communities across Canada in the first quarter of 2024 and over $54 billion since 2000.

•	Disbursing spectrum renewal fees of $55 million to Innovation, Science and Economic Development Canada in the first quarter of 2024. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $44 billion.

•	Spending $2.4 billion in total operating expenses in the first quarter of 2024, including goods and services purchased of approximately $1.2 billion. Since 2000, we have spent $161 billion and $109 billion, respectively, in these areas.

•	Generating a total team member payroll of $1 billion in the first quarter of 2024, including wages and other employee benefits, and payroll taxes of $79 million. Since 2000, total team member payroll totals $62 billion.

•	Returning approximately $554 million in dividends declared through April 2024 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $25 billion to shareholders through our dividend and share purchase programs, including over $20 billion in dividends and $5.2 billion in share repurchases, representing more than $17 per share.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3891 per share on the issued and outstanding Common Shares of the Company payable on July 2, 2024 to holders of record at the close of business on June 10, 2024. This quarterly dividend reflects an increase of 7.0 per cent from the $0.3636 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

Community Highlights

Giving Back to Our Communities

•	Currently, we have 19 TELUS Community Boards operating in Canada and around the world. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported more than 33 million youth in-need in Canada and around the world by granting over $126 million in cash donations to more than 10,000 initiatives.

•	Working in close collaboration with our 13 Canadian TELUS Community Boards, the Foundation provides grants to charities that promote education, health and well-being for youth across the country. Additionally, the Foundation provides bursaries for post-secondary students who are facing financial barriers and are committed to making a difference in their communities through the TELUS Student Bursary program. During the first quarter of 2024, the Foundation supported 265,000 youth by granting $3.2 million to more than 200 Canadian registered charities. Since its inception in 2018, the Foundation has provided $50 million in cash donations to our communities, helping 15.4 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

Empowering Canadians with Connectivity

•	Throughout the first quarter of 2024, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.2 million individuals.

○	During the quarter, we welcomed more than 2,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected over 57,600 households and 182,400 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost, high-speed internet service.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobile phone rate plans to all youth aging out of foster care and to low-income seniors receiving the Guaranteed Income Supplement across Canada. During the quarter, we added over 1,400 youth and seniors, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for more than 53,700 people.

○	Our Health for Good® mobile health clinics facilitated 15,000 patient visits during the first three months of 2024. Since the program’s inception, we have enabled 215,000 cumulative patient visits in 25 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

○	During the quarter, our Tech for Good® program provided access to a personalized one-on-one assessment, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for over 850 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported more than 9,600 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount.

○	During the quarter, more than 61,800 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to over 740,000 individuals since the program launched in 2013.

Investing in Social Impact

•	During the quarter, TELUS Pollinator Fund for Good® led an equity investment round in U.K.-based Waymap, a technology company offering an accessibility-first, highly accurate navigation app that works outdoors, indoors and even deep underground. Since its inception in 2020, the Fund has invested in over 30 socially innovative companies, with 40 per cent led by women and 50 per cent led by Indigenous or racialized founders.

Global Social Capitalism awards and recognition

•	In January 2024, we were included in the Corporate Knights 2024 Global 100 Most Sustainable Corporations in the World; this was the 12th time we have been included since inception of the recognition in 2005.

•	In January 2024, we were recognized as the highest-valued telecom brand in Canada. In Brand Finance's Global 500 2024 most valuable brands report, it valued our 2024 brand at US$8.6 billion (C$11.7 billion), up 12.4 per cent year-over-year, moving up 37 spots in its ranking and representing our highest third-party brand valuation ever.

•	We were recognized by Mediacorp Canada Inc. during the quarter as one of Canada’s Top Employers for Young People (2024) in January and Canada’s Best Diversity Employers (2024) in March.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2024 conference call is scheduled for Thursday, May 9, 2024 at 1:30 pm ET (10:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until June 9, 2024 at 1-855-201-2300. Please quote conference access code 13252# and playback access code 0114441#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2024 outlook, as described in Section 9 in our 2023 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2024 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.1%, 0.8%, 1.9%, 0.8% and 0.6%, respectively (compared to 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual inflation rates in B.C., Alberta, Ontario and Quebec are 2.5%, 2.6%, 2.6% and 2.6%, respectively (compared to 2.4%, 2.4%, 2.4% and 2.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 6.3%, 6.0%, 6.5%, 7.0% and 5.4%, respectively (compared to 6.4%, 6.1%, 6.3%, 6.7% and 5.5%, respectively, as reported in our 2023 annual MD&A).

•	Our revised estimates for 2024 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 237,000 units, 46,000 units, 40,000 units, 86,000 units and 43,000 units, respectively (compared to 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively, as reported in our 2023 annual MD&A).

•	While Innovation, Science and Economic Development Canada (ISED) had initially announced its intention to hold its millimetre wave spectrum auction in 2024, it is possible that the auction may be deferred until after 2024. We do not expect to be materially impacted should the timing of the auction be after 2024.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

○	changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our first quarter 2024 MD&A;

○	the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access, including to fibre-to-the-premises (FTTP) facilities;

○	the potential for additional government intervention on pricing, including internet overage charges, roaming fees and other service charges;

○	changes to federal or provincial legislation or its application (including consumer protection legislation);

○	the introduction of new privacy legislation by the federal, provincial or territorial governments or in non-Canadian jurisdictions where we do business that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a private right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers;

○	potential threats to unitary federal regulatory authority over communications in Canada;

○	potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services;

○	amendments to the Competition Act and/or regulatory action by the Competition Bureau or other regulatory agencies;

○	spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation;

○	draft legislation permitting the government to restrict the use in telecommunications networks of equipment provided by specified companies for the purpose of securing the Canadian telecommunications system, which the government has initially proposed to include Huawei and ZTE;

○	draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS,

to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency;

○	restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions;

○	unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings;

○	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services; and

○	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the market and impact our market share and financial results (including revenue and free cash flow).

Risks and uncertainties include:

○	our ability to continue to retain customers by providing a customer service experience that meets or exceeds expectations, a range of relevant products and services and a reliable state-of-the-art network;

○	the intensity of competition, including aggressive promotional offers and device financing strategies and the ability of industry competitors to offer bundled and/or discounted services;

○	competition across all services with communications companies and virtual broadcast distribution undertakings and other over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services;

○	consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron), as well as any related regulatory actions;

○	regional operators leveraging wholesale access regulations to enter the market;

○	low-earth-orbit satellite internet services becoming available in urban areas;

○	our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow;

○	vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards;

○	TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services including artificial intelligence (AI)-enabled products and services;

○	in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and

○	in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

○	reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution;

○	a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms;

○	the increasing number of households with only mobile and/or internet-based telephone services;

○	potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services;

○	disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

○	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

○	high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost;

○	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

○	availability of resources and our ability to build out adequate broadband capacity;

○	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

○	our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer;

○	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;

○	our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;

○	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies;

○	network reliability and change management; and

○	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

•	Climate and the Environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Risks and uncertainties include:

○	loss of employee work time as a result of illness or injury;

○	public concerns related to radio frequency emissions;

○	climate-related risks (such as extreme weather events and other natural hazards);

○	waste and waste recycling;

○	risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment; and

○	changing government and public expectations regarding environmental matters and our responses.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks and uncertainties include:

○	our ability to identify suitable candidates for partnerships or strategic transactions and our ability to complete these transactions;

○	our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner;

○	our ability to manage the requirements of large enterprise deals;

○	our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders);

○	our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings;

○	our ability to effectively manage the growth of our infrastructure and integrate new team members;

○	our reliance on third-party cloud-based computing services to deliver our IT services; and

○	economic, political and other risks associated with doing business globally (including war and other geopolitical developments), as we have assets and operations located outside Canada and the U.S.

•	Customer service. Our service delivery directly impacts customer experience, customer churn rates, and likelihood to recommend outcomes. We may not be able to deliver the excellence our customers expect or maintain our competitive advantage in this area.

Risks and uncertainties include:

○	our ability to successfully implement cost reduction initiatives (including efficiency and effectiveness programs, business integrations, business product simplification, business process automation and outsourcing, offshoring, reorganizations, procurement initiatives, and real estate rationalization).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

○	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;

○	technical disruptions and infrastructure breakdowns;

○	delays and rising costs, including as a result of government restrictions or trade actions; and

○	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

Risks and uncertainties include:

○	recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recently acquired businesses in emerging areas of our business);

○	the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements;

○	our ability to maintain our unique culture and team member engagement as we grow and implement organizational changes and cost reduction initiatives;

○	the risk that certain independent contractors in our business could be classified as employees; and

○	the physical and mental health of our team, which are critical to engagement and productivity.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

•	Risks and uncertainties include:

○	Our ability to use equity as consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TI subordinate voting shares.

Our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the millimetre wave spectrum auction, which may commence after 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TI subordinate voting shares or the TELUS Common Shares or both.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results, effective governance of tax considerations and compliance. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

Risks and uncertainties include:

○	interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations;

○	the timing and character of income and deductions, such as depreciation and operating expenses;

○	tax credits or other attributes;

○	changes in tax laws, including tax rates;

○	tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation;

○	elimination of income tax deferrals; and

○	changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

Risks and uncertainties include:

○	the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments;

○	expectations regarding future interest rates;

○	inflation;

○	unemployment levels;

○	immigration levels;

○	effects of volatility in oil prices;

○	effects of low business spending (such as reducing investments and cost structure);

○	pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates;

○	fluctuations in exchange rates of the currencies of various countries in which we operate;

○	sovereign credit ratings and effects on the cost of borrowing;

○	the impact of tariffs on trade between Canada and the United States; and

○	global implications of the dynamics of trade relationships among major world economies.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks and uncertainties include:

○	our ability to successfully respond to investigations and regulatory proceedings;

○	our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and

○	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

These risks and assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company or of our assumptions.

Many of these risks and uncertainties are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended March 31
C$ and in millions	2024	2023
Net income attributable to Common Shares	127	217
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	213	149
Tax effect of restructuring and other costs	(48)	(32)
Real estate rationalization-related restructuring impairments	68	52
Tax effect of real estate rationalization-related restructuring impairments	(18)	(14)
Income tax-related adjustments	—	1
Other equity income related to real estate joint ventures	—	(1)
Unrealized changes in virtual power purchase agreements forward element	66	19
Tax effect of unrealized changes in virtual power purchase agreements forward element	(18)	(5)
Adjusted Net income	390	386

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$	2024	2023
Basic EPS	0.09	0.15
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.14	0.10
Tax effect of restructuring and other costs, per share	(0.03)	(0.02)
Real estate rationalization-related restructuring impairments, per share	0.04	0.04
Tax effect of real estate rationalization-related restructuring impairments, per share	(0.01)	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share	0.04	0.01
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share	(0.01)	—
Adjusted basic EPS	0.26	0.27

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

Three-month periods ended	TTech		DLCX		Eliminations[3]		Total
March 31 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							140	224
Financing costs							394	320
Income taxes							41	55
EBIT	494	536	91	63	(10)	—	575	599
Depreciation	644	597	46	43	—		690	640
Amortization of intangible assets	313	320	60	62	—	—	373	382
EBITDA[1,2]	1,451	1,453	197	168	(10)	—	1,638	1,621
Add restructuring and other costs included in EBITDA	208	141	10	18	—	—	218	159
EBITDA – excluding restructuring and other costs	1,659	1,594	207	186	(10)	—	1,856	1,780
Other equity income related to real estate joint ventures	—	(1)	—	—	—	—	—	(1)
Adjusted EBITDA[1,2]	1,659	1,593	207	186	(10)	—	1,856	1,779

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliations

Three-months ended	TTech		DLCX		Eliminations[3]		Total
March 31 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA[1,2]	1,659	1,593	207	186	(10)	—	1,856	1,779
Capital expenditures	(707)	(693)	(26)	(20)	8	—	(725)	(713)
Adjusted EBITDA less capital expenditures[1]	952	900	181	166	(2)	—	1,131	1,066

(1)	See Section 11.1 Non-GAAP and other specified financial measures in our first quarter 2024 MD&A for additional details.

(2)	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

(3)	See Intersegment revenues in Section 5.5 of our first quarter 2024 MD&A for additional details.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended March 31
C$ and in millions	2024	2023
EBITDA	1,638	1,621
Restructuring and other costs, net of disbursements	(11)	85
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	34	32
Effects of lease principal (IFRS 16 impact)	(178)	(130)
Items from the condensed interim statements of cash flows:
Share-based compensation, net	27	43
Net employee defined benefit plans expense	17	15
Employer contributions to employee defined benefit plans	(8)	(9)
Loss from equity accounted investments and other	5	—
Interest paid	(334)	(286)
Interest received	11	4
Capital expenditures[1]	(725)	(713)
Free cash flow before income taxes	476	662
Income taxes paid, net of refunds	(80)	(127)
Free cash flow	396	535

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended March 31
C$ and in millions	2024	2023
Free cash flow	396	535
Add (deduct):
Capital expenditures[1]	725	713
Effect of lease principal	178	130
Net change in non-cash operating working capital not included in receding line items and other individually immaterial items included in Net income neither providing nor using cash	(349)	(617)
Cash provided by operating activities	950	761

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2024	2023	change
Mobile network revenue	1,746	1,697	2.9
Mobile equipment and other service revenues	481	517	(7.0)
Fixed data services(1)	1,159	1,128	2.7
Fixed voice services	179	192	(6.8)
Fixed equipment and other service revenues	117	128	(8.6)
Health services	420	423	(0.7)
Agriculture and consumer goods services	82	84	(2.4)
Operating revenues (arising from contracts with customers)	4,184	4,169	0.4
Other income	27	39	(30.8)
External Operating revenues and other income	4,211	4,208	0.1
Intersegment revenues	3	4	(25.0)
TTech Operating revenues and other income	4,214	4,212	0.0

(1)  Excludes health services and agriculture and consumer goods services.

Operating revenues and other income – DLCX segment

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	682	756	(9.8)
Other income	39	—	n/m
External Operating revenues and other income	721	756	(4.6)
Intersegment revenues	203	172	18.0
DLCX Operating revenues and other income	924	928	(0.4)

Notations used in the table above: n/m – not meaningful.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventive healthcare and wellbeing solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering nearly 72 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.7 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com